Filed pursuant to Rule 433

Registration Statement Nos. 333-214120 and 333-214120-03

VelocityShares Launches New 3x Leveraged Long and Inverse Oil ETNs

December 08, 2016 17:40 ET | Source: Janus Capital Group Inc.

DARIEN, Conn., Dec. 08, 2016 (GLOBE NEWSWIRE) -- VelocityShares, a Janus Capital Group, Inc. (NYSE:JNS) brand, today announced the launch of two new Oil Exchange Traded Notes (“ETNs”) – the VelocitySharesTM 3x Long Crude Oil ETN (NYSE:UWT) and VelocitySharesTM 3x Inverse Crude Oil ETN (NYSE:DWT), both of which are linked to the S&P GSCI Crude Oil Index ER (the “Index”).  The ETNs are issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc.

The new ETNs are being launched in order to provide investors with alternative securities to the VelocityShares ETNs UWTI and DWTI, which are being delisted from trading on a public stock exchange, effective this Friday, December 9th.

“For years we have worked with sophisticated investors who want to utilize daily trading tools to manage their oil exposure, and we are pleased to be launching these new ETNs to continue to service our clients,” said Nick Cherney, Senior Vice President, Head of Exchange Products for Janus Capital Group.

The new ETNs are linked to the same Index and each has a similar investment structure as UWTI and DWTI, respectively, both of which are issued by Credit Suisse AG and marketed under the VelocityShares brand. However, the new ETNs (UWT and DWT) differ in important ways from UWTI and DWTI, including the fact that they have a different issuer (Citigroup Global Markets Holdings Inc. with a Citigroup Inc. guarantee).  Any investor who has invested previously in UWTI/DWTI and is considering an investment in UWT/DWT should carefully review the pricing supplement for the new ETNs (available at the hyperlink below) and the accompanying prospectus supplement and prospectus to understand the terms of the ETNs. Credit Suisse AG is not involved in any way in the offering of UWT or DWT.

The new ETNs are the first VelocityShares ETNs issued by Citigroup Global Markets Holdings Inc. VelocityShares ETNs are now offered by three different issuance partners.  Janus’ exchange traded products business represents approximately $3.8 billion in assets across more than 25 investment products as of September 30, 2016.

Exchange-traded notes are senior, unsecured debt securities issued by financial institutions that provide knowledgeable investors with sophisticated tools for executing their trading strategies. There are restrictions on the minimum number of ETNs investors may redeem pursuant to the ETNs’ early redemption right. There may not be an active trading market in ETNs. The ETNs are subject to significant risks, as described in the pricing supplement for the ETNs.

About Janus Capital Group Inc.

Janus Capital Group Inc. (JCG) is a global investment firm dedicated to delivering better outcomes for clients through a broad range of investment solutions, including fixed income, equity, alternative and multi-asset class strategies. It does so through a number of distinct asset management platforms, including investment teams within Janus Capital Management LLC (Janus), as well as INTECH Investment Management LLC (INTECH), Perkins Investment Management LLC (Perkins) and Kapstream Capital Pty Limited (Kapstream), in addition to a suite of exchange-traded products. Each team brings distinct asset class expertise, perspective, style-specific experience and a disciplined approach to risk. Investment strategies are offered through open-end funds domiciled in both the U.S. and offshore, as well as through separately managed accounts, collective investment trusts and exchange-traded products. Based in Denver, JCG has offices located in 12 countries throughout North America, Europe, Asia and Australia. The firm had complex-wide assets under management and Exchange Traded Note assets totaling $198.9 billion as of September 30, 2016.

An investment in the ETNs involves significant risks. Please read the more detailed explanation of risks relating to an investment in the ETNs in “Risk Factors” in the applicable pricing supplement (available at the hyperlink below).

The ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks.  They are designed to achieve their stated investment objectives on a daily basis, but their performance over different periods of time can differ significantly from their stated daily objectives.  The ETNs are riskier than securities that have intermediate- or long-term investment objectives, and may not be suitable for investors who plan to hold them for a period other than one day.  Any decision to hold the ETNs for more than one day should be made with great care and only as the result of a series of daily (or more frequent) investment decisions to remain invested in the ETNs for the next one-day period.  Accordingly, the ETNs should be purchased only by knowledgeable investors who understand the potential consequences of an investment linked to the Index and of seeking daily compounding leveraged long or leveraged inverse investment results, as applicable.  Investors should actively and frequently monitor their investments in the ETNs, even intra-day.  If an investor holds the ETNs for more than one day, it is possible that the investor will suffer significant losses in the ETNs even if the performance of the Index over the time the investor holds them is positive, in the case of the 3x Long Crude Oil ETNs, or negative, in the case of the 3x Inverse Crude Oil ETNs.

The ETNs are subject to a daily investor fee accruing at a rate of 1.50% per annum. In addition, ETNs purchased from Citigroup Global Markets Inc., the agent for the offering of the ETNs, will be subject to a creation fee, and any ETNs redeemed at the option of the holder will be subject to an early redemption fee.  Such fees, charges and transaction costs may materially increase the costs of investing in the ETNs. In addition, because of daily compounding, the actual investor fee realized may exceed the stated amount. Please see the pricing supplement for the ETNs for disclosure of fees or charges relating to the ETNs.

The term of the ETNs is 15 years. The ETN issuer has the right to accelerate all outstanding ETNs at any time as described in the pricing supplement. In addition, the ETNs will be subject to automatic acceleration if their intraday indicative value falls below a specified percentage of the prior day’s closing indicative value, as described in the pricing supplement.  If the ETNs are automatically accelerated, investors are likely to suffer a significant loss.

The ETNs do not pay any interest and do not guarantee any payment at maturity or upon acceleration or early redemption. The crude oil futures underlying the Index have historically been highly volatile.  The ETNs are fully exposed on a 3x leveraged basis, compounded daily, to a decline in the level of the Index (in the case of the 3x Long Crude Oil ETNs) or to an increase in the level of the Index (in the case of the 3x Inverse Crude Oil ETNs).  An investor may lose all or a significant portion of its investment in the ETNs.  An investor will have 3x leverage only if the ETNs are purchased at the most recent closing indicative value; ETNs purchased for more or less than the most recent closing indicative value will have effective leverage on that day that is less or more, respectively, than 3x.

The ETNs are senior unsecured debt obligations of the issuer, Citigroup Global Markets Holdings Inc., and are guaranteed by Citigroup Inc.   The ETNs are not, either directly or indirectly, an obligation of or guaranteed by any other party and do not provide an investor with any entitlement to crude oil or crude oil futures contracts.  Any payment to be made on the ETNs, including any payment at maturity, or upon acceleration or early redemption, depends on the ability of Citigroup Global Markets Holdings Inc. to satisfy its obligations as they come due, and upon the ability of Citigroup Inc. to satisfy any obligations under its guarantee.  As a result, the actual and perceived creditworthiness of Citigroup Global Markets Holdings Inc. and Citigroup Inc. will affect the market value, if any, of the ETNs prior to maturity, acceleration or early redemption. In addition, in the event Citigroup Global Markets Holdings Inc. and Citigroup Inc. were to default on their obligations, an investor may not receive any amounts owed under the terms of the ETNs.

The daily resetting of each ETN’s leveraged exposure to the Index is likely to cause each ETN to experience a “decay” effect, which is likely to worsen over time and will be greater the more volatile the Index.  The “decay” effect refers to a likely tendency of the ETNs to lose value over time independent of the performance of the Index.  Accordingly, the ETNs are not suitable for intermediate- or long-term investment, as any intermediate- or long-term investment is very likely to sustain significant losses, even if the Index appreciates (in the case of the 3x Long Crude Oil ETNs) or depreciates (in the case of the 3x Inverse Crude Oil ETNs) over the relevant time period.  Although the decay effect is more likely to manifest itself the longer the ETNs are held, the decay effect can have a significant impact on ETN performance even over a period as short as two days.

The ETNs require an understanding of futures contracts and path dependence of investment results and are intended for sophisticated investors to use as part of an overall diversified portfolio, and should not be used as a buy and hold investment. The ETNs are risky and may not be suitable for investors who plan to hold them for more than one day.

There may not be an active trading market in the ETNs; sales in the secondary market may result in significant losses.  The issuer is not obligated to maintain the listing of the ETNs on any exchange and may delist the ETNs from any exchange for any reason at any time.  Any such delisting may adversely affect the liquidity and trading price of the ETNs.

The issuer is not obligated to issue any particular amount of the ETNs and may suspend further issuances at any time.  If the issuer suspends further issuances of the ETNs, it is possible that the ETNs could begin to trade at a premium to the indicative value.  Any premium that develops may be reduced or eliminated at any time, including as a result of an announcement that the issuer will restart issuances or an announcement that the issuer will exercise its right to accelerate the ETNs for an amount based on the indicative value.  Paying a premium purchase price over the indicative value of the ETNs could lead to significant losses in the event the investor sells the ETNs at a time when such premium is no longer present in the marketplace or the ETNs are accelerated at the issuer’s option.

Investors should exercise caution in trading the ETNs between 2:30 p.m. and 4:00 p.m., New York City time.  During this time period, due to delays in the publication of the closing level of the Index (which is based on futures trading as of 2:30 p.m. but is not published until after 4:00 p.m.), there is expected to be uncertainty about the intrinsic value of the ETNs.  The published intraday indicative value will not be based on fully up-to-date information (which will not be available) during this time period, and trading prices during this time period are likely to diverge from the published intraday indicative value.  For more information, please refer to the pricing supplement for the ETNs.

VelocityShares is a trade name used by Janus Distributors LLC, in connection with the marketing services it provides for the VelocityShares-branded ETNs. Janus Distributors LLC, a registered broker-dealer, does not offer or sell the ETNs, and will only conduct business in states in which it is registered, unless it is otherwise excluded or exempted from being registered in each state.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (”SEC”) for the ETNs.  Before you invest, you should read the pricing supplement dated December 8, 2016, the accompanying prospectus supplement and prospectus and the documents incorporated by reference into the registration statement to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. The pricing supplement for the ETNs may be obtained by clicking here: http://www.sec.gov/Archives/edgar/data/200245/000095010316018586/dp70998_424b2-vsl.htm. You may also get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, you can request these documents without cost by calling toll-free 1-877-5-VELOCITY or 1-203-992-4301.

Media Contact:

Taylor Smith, 303-336-5031

Taylor.Smith@janus.com

Investor Contact:

John Groneman, 303-336-7466

John.Groneman@janus.com